UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant

Discontinuation of the Services from the Company’s Independent Registered Public Accounting Firm

Infobird Co., Ltd. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of WWC, P.C. Certified Public Accountants (“WWC”) effective May 31, 2024. The dismissal of WWC has been considered and approved by the board of directors (the “Board”) of the Company.

WWC’s reports on the Company’s financial statements for the fiscal years ended December 31, 2022  did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports expressed doubt regarding the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and through May 31, 2024, there have been no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of any such disagreements in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2023 and 2022 and through May 31, 2024, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

The Company provided WWC with a copy of the above disclosure and requested that WWC furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of WWC’s letter is filed as Exhibit 16.1 to this Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

The Company has appointed Audit Alliance LLP (“Audit Alliance”) as successor auditor of the Company effective May 31, 2024 to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023 and 2021. The appointment of Audit Alliance has been approved by the Board and the audit committee.

During the Company’s two most recent fiscal years and through May 31, 2024, neither the Company nor anyone acting on the Company’s behalf consulted Audit Alliance with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

Financial Statements and Exhibits

Exhibit No.	Description
16.1	Letter of WWC, P.C. dated June 3, 2024, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOBIRD CO., LTD

Date:	June 3, 2024	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer